VIA EDGAR TRANSMISSION
September 20, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:

Re:	Offshore Petroleum Corp. Registration Statement on Form S-1 File Number: 333-164513

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Offshore Petroleum Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-164513) initially filed with the Commission on January 26, 2010, as amended by Pre-effective Amendments Nos. 1-4  filed on April 14, 2010, May 25, 201, July 9, 2010 and December 29, 2010 respectively (such registration statement and amendments collectively, with all exhibits the “Registration Statement”).

The Registrant submits this request for withdrawal as the selling stockholders named in the Registration Statement will not be conducting the contemplated public resale offering at this time.   The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.    The Registrant is seeking withdrawal of the Registration Statement because the passage of time and market factors have made the public offering unattractive.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Registrant’s counsel, Kavinoky Cook LLP, attention Jonathan Gardner by facsimile to (716) 845-6474.  If you have any questions with respect to this matter, please contact Jonathan Gardner at (716) 845-6000.

Very truly yours,

OFFSHORE PETROLEUM CORP.

By:	/s/ John Rainwater
John Rainwater
President and Chief Executive Officer

cc:           Jonathan H. Gardner